UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35375

Zynga Inc.*

(Exact name of registrant as specified in its charter)

699 Eighth Street

San Francisco, California 94103

(855) 449-9642

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.00000625 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On May 23, 2022, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., a Delaware Corporation (“Take-Two”), Zebra MS I, Inc., a Delaware corporation (“Merger Sub 1”), Zebra MS II, Inc., a Delaware corporation (“Merger Sub 2”), and Zynga Inc., a Delaware corporation (“Zynga”), (i) Merger Sub 1 merged with and into Zynga, with Zynga surviving such merger as a direct wholly owned subsidiary of Take-Two, and (ii) Zynga merged with and into Merger Sub 2, with Merger Sub 2 surviving such merger as a direct wholly owned subsidiary of Take-Two (collectively, the “Combination”). On May 23, 2022, upon the consummation of the Combination, Merger Sub 2 was renamed “Zynga Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934 Zynga Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 6, 2022	By:	/s/Frank Gibeau
Name: Frank Gibeau Title: Chief Executive Officer